===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ______________

                                    FORM 11-K
                                  ______________

         [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                     For the fiscal year ended December 31, 2003

                                       OR

         [ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from _______ to _______


                          Commission File No. 001-02217


                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN
                            (Full title of the plan)



                              THE COCA-COLA COMPANY
          (Name of issuer of the securities held pursuant to the plan)


                               One Coca-Cola Plaza
                             Atlanta, Georgia 30313
    (Address of the plan and address of issuer's principal executive offices)



===============================================================================

                              THE COCA-COLA COMPANY
                            THRIFT & INVESTMENT PLAN

                              Financial Statements
                        As of December 31, 2003 and 2002
                    and for the Year Ended December 31, 2003
                   Together with Independent Auditors' Report

                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

                       Financial Statements and Schedules
                        As of December 31, 2003 and 2002
                    and for the Year Ended December 31, 2003


                                Table of Contents


                                                                       Page
                                                                       ----

Independent Auditors' Report                                             1


Statements of Net Assets Available for Benefits                          2


Statement of Changes in Net Assets Available for Benefits                3


Notes to Financial Statements                                            4




                             Supplemental Schedules
                             ----------------------


Schedule H, line 4i - Schedule of Assets (Held at End of Year)          11


Schedule H, line 4j - Schedule of Reportable Transactions               14

BANKS, FINLEY, WHITE & CO.
CERTIFIED PUBLIC ACCOUNTANTS


To The Coca-Cola Company
  Benefits Committee
The Coca-Cola Company
Atlanta, Georgia

                          Independent Auditors' Report
                          ----------------------------

We have audited the accompanying statements of net assets available for benefits of The Coca-Cola Company Thrift & Investment Plan (the "Plan") as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Coca-Cola Company Thrift & Investment Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

June 18, 2004

                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002


                                                  2003                    2002
                                                  ----                    ----

ASSETS

Investments (Notes 3 and 4)            $ 1,565,707,561         $ 1,348,419,648

Accrued interest receivable                    114,549                 108,590

Due from broker for securities sold            534,742                 128,599
                                       ---------------         ---------------

NET ASSETS AVAILABLE FOR BENEFITS      $ 1,566,356,852         $ 1,348,656,837
                                       ===============         ===============












    The accompanying notes are an integral part of the financial statements.

                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2003


ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
   Dividend income                                             $    18,039,427
   Interest income                                                  10,371,444
                                                               ---------------
     Total investment income                                        28,410,871
                                                               ---------------

Contributions:
   Employer                                                         20,172,338
   Participants                                                     55,408,052
   Rollovers from other qualified plans                              4,600,623
                                                               ---------------
     Total contributions                                            80,181,013
                                                               ---------------

Net appreciation in fair value of
  investments (Note 3)                                             209,942,499
                                                               ---------------

  Total additions                                                  318,534,383
                                                               ---------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Distributions to Participants                                      102,222,987
                                                               ---------------

  Total deductions                                                 102,222,987
                                                               ---------------

TRANSFERS IN:

Merger of qualified retirement plan (Note 5)                         1,388,619
                                                               ---------------

Net increase in net assets available for benefits                  217,700,015

Net assets available for benefits, beginning of year             1,348,656,837
                                                               ---------------

NET ASSETS AVAILABLE
 FOR BENEFITS, END OF YEAR                                     $ 1,566,356,852
                                                               ===============



    The accompanying notes are an integral part of the financial statements.

                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

                          Notes to Financial Statements
                           December 31, 2003 and 2002


Note 1 - Description of Plan
----------------------------

General

The Coca-Cola Company Thrift & Investment Plan (the "Plan") is a defined contribution pension plan covering a majority of the domestic employees of The Coca-Cola Company and its participating subsidiaries (the "Company"), with the exception of employees represented by bargaining units which have not negotiated coverage and others listed in the Plan document. Eligible employees may begin participating in the Plan upon hire with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

The election to contribute to the Plan by employees ("Participants") is voluntary. Participant contributions are in the form of payroll deductions with the Company currently contributing an amount equal to 100% of the first 3% of compensation contributed by a Participant, subject to certain limitations imposed by the Internal Revenue Code (IRC).

Participants may contribute to the Plan with "Before-Tax" dollars or "After-Tax" dollars. "Before-Tax" contributions are not subject to current federal income taxes but are subject to Federal Insurance Contributions Act (FICA) taxes. "Before-Tax" and "After-Tax" contributions are limited in total to 25% of compensation, subject to certain limitations. For 2003, the maximum "Before-Tax" annual contribution amount under the IRC was $12,000.

As a result of the Economic Growth and Tax Relief Reconciliation Act (EGTRRA) of 2001, Participants who are age 50 or older by the end of the year may make additional "catch-up" contributions with "Before-Tax" dollars provided certain Plan or Internal Revenue Service limits have been met. For 2003, the maximum "catch-up" contribution amount was $2,000.

All contributions are paid to a trustee and are invested as directed by Participants and the Company. Participants may direct their contributions into any of 27 separate investment options, which include the following:

       Common stock of The Coca-Cola Company

       Government Fund - A money market fund investing in securities issued by, or guaranteed by, the U.S. government, U.S. government agencies, and U.S. government-sponsored agencies.

----------------------------------------

       Retirement Preservation Trust (Blend) Fund - A collective trust fund investing in Guaranteed Investment Contracts, obligations of U.S. government and U.S. government agency securities, and money market securities.

       Intermediate Term Bond Funds - Four mutual funds investing in a diversified portfolio of bonds issued by U.S. and foreign companies as well as U.S. and foreign governments.

       Balanced Funds - Three mutual funds investing in a targeted mixture of stocks and bonds.

       Large-Cap Stock Funds - Seven mutual funds investing in a diversified portfolio of stocks and generally maintaining a median market capitalization in excess of $5 billion.

       Mid-Cap Stock Fund - One mutual fund investing in a diversified portfolio of stocks and maintaining a median market capitalization between $2 billion and $5 billion.

       Small-Cap Stock Funds - Four mutual funds investing in a diversified portfolio of stocks and maintaining a median market capitalization of less than $2 billion.

       International Stock Funds - Five mutual funds investing in a diversified portfolio of stocks of companies located outside the U.S. or a combination of stocks of U.S. companies and foreign companies.

All Company contributions are invested in common stock of The Coca-Cola Company.

Participants are allowed to transfer rollover contributions from other qualified retirement plans or Individual Retirement Accounts into the Plan.

Vesting

Participants hired before April 1, 2002 are immediately vested in their salary deferral contributions, Company matching contributions and related earnings. Participants hired after March 31, 2002 are immediately vested in their salary deferral contributions and related earnings, while vesting in Company matching contributions is based on a graduated schedule over a three year period as follows: 33% after one year of service, 67% after two years of service and 100% after three years of service. Company matching contributions that are forfeited will be used to cover administrative costs of the Plan.

----------------------------------------

Valuation of Participant Accounts

Participant account balances are valued based upon the number of units of each investment fund credited to Participant accounts, with the exception of account balances invested in common stock of The Coca-Cola Company which are valued based upon the number of shares of stock credited to Participant accounts. Units are revalued on a daily basis to reflect earnings and other transactions. Shares of common stock of The Coca-Cola Company are revalued on a daily basis to reflect changes in fair value. Participant accounts are updated on a daily basis to reflect transactions affecting account balances.

Participant Loans

Participants may borrow from their account balances subject to certain limitations. Pursuant to Section 402 of the Sarbanes-Oxley Act of 2002 (the "Act"), Participants who are "executive officers," as defined by the Act, are not allowed to borrow from their account balance. Participant loans may be taken from a combination of "Before-Tax," "After-Tax," and rollover account balances.

The following applies to Participant loans:

(a) The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000. The $50,000 maximum is reduced by the Participant's highest outstanding loan balance on any loans during the preceding 12 months.
(b)   The minimum loan amount is $1,000.
(c) The loan interest rate is the prime rate as published in The Wall Street Journal at the inception of the loan.
(d) The loan repayment period is limited to 60 months for a general purpose loan and 180 months for a loan used to purchase or build a principal residence.

Employee Stock Ownership Plan

The portion of the Plan invested in common stock of The Coca-Cola Company is designated as an employee stock ownership plan ("ESOP") within the meaning of Internal Revenue Code Section 4975(e)(7). Due to the ESOP designation, Participants invested in common stock of The Coca-Cola Company may elect to receive their entire dividend amount as a cash payment made directly to them rather than have the dividend amount reinvested in their Plan account. The total amount of dividends paid directly to Participants making this election was $1,239,827 during 2003. These dividends pass through the Plan to Participants and, therefore, are not included in Dividend Income on the Statement of Changes in Net Assets Available for Benefits.

----------------------------------------

Payment of Benefits

Upon retirement, termination or disability, Participants may choose to receive payment from the Plan in a lump-sum distribution, installments or in partial payments (a portion paid in a lump sum, and the remainder paid later).

Administration

The Plan is administered by The Coca-Cola Company Benefits Committee (the "Committee") which, as administrator, has substantial control of and discretion over the administration of the Plan. All administrative expenses of the Plan were paid by the Company during 2003.

Plan Termination

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time, by written approval from the Committee. In the event of termination, the Committee may either:

(a)   continue the trust for as long as it considers advisable, or
(b) terminate the trust, pay all expenses from the trust fund, and direct the payment of Participant account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

Additional information about the Plan is available from the Company's Employee Benefits Department.

Note 2 - Significant Accounting Policies
----------------------------------------

Basis of Accounting

The financial statements of the Plan are maintained on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

----------------------------------------------------

Valuation of Investments

Short-term investments are stated at cost, which approximates fair value. The investments in common stock of The Coca-Cola Company and the mutual funds are stated at fair value based upon quoted prices in active markets at the last reported sales price on the last business day of the Plan year. Participant loans are valued based upon remaining unpaid principal balance plus any accrued but unpaid interest.

The Guaranteed Investment Contracts within the Retirement Preservation Trust (Blend) Fund are reported at contract value, which is equivalent to fair value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. These investment contracts are fully-benefit responsive, which means Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Both the weighted-average yield and crediting interest rates for the contracts were 7.06% for 2003 and 6.70% for 2002.

Note 3 - Investments
--------------------

The fair value of investments at December 31 is as follows:

                                                     2003              2002
                                                     ----              ----

Participant-directed investments             $   983,979,981     $   825,773,709
Nonparticipant-directed investments              581,727,580         522,645,939
                                             ---------------     ---------------
                                             $ 1,565,707,561     $ 1,348,419,648
                                             ===============     ===============

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31 is as follows:

                                                     2003              2002
                                                     ----              ----

Common stock of The Coca-Cola Company        $ 1,082,081,553     $   988,729,132
Retirement Preservation Trust                $   122,875,844     $   102,837,291
S&P 500 Stock Fund                           $   103,940,061     $    73,563,861

Investments in common stock of The Coca-Cola Company include both participant-directed and nonparticipant-directed investments.

--------------------------------

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value (as determined by quoted market price) by $209,942,499 as follows:

Common stock of The Coca-Cola Company              $ 148,424,183
Mutual funds                                          61,518,316
                                                   -------------
                                                   $ 209,942,499
                                                   =============

Note 4 - Nonparticipant-Directed Investments
--------------------------------------------

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                           December 31,           December 31,
                                              2003                   2002
                                          -------------          -------------

Net assets, at fair value:
  Common stock of The Coca-Cola Company   $ 581,727,580          $ 522,645,939

                                                 Year ended
                                               December 31, 2003
                                               -----------------

Changes in net assets:
  Contributions                                   $ 20,172,338
  Dividends                                          9,625,923
  Net appreciation                                  78,842,343
  Distributions to Participants                    (39,920,367)
  Transfers to other investment funds               (9,638,596)
                                                  ------------
     Net increase in net assets                   $ 59,081,641
                                                  ============

Note 5 - Plan Merger
--------------------

On December 30, 2002, the Company purchased all of the issued and outstanding shares of common stock of POKKA USA, Inc. ("POKKA") and POKKA thereby became a wholly owned subsidiary of the Company. Effective July 23, 2003, the POKKA USA Inc. 401(k) Savings Plan ("POKKA Plan"), with fair market value of assets of $1,388,619, was merged into the Plan. In accordance with Internal Revenue Code
Section 401(a)(12), any post-merger benefits must be equal to or greater than the benefits available if the POKKA Plan had terminated immediately before the merger.

Note 6 - Transactions with Party-in-Interest
--------------------------------------------

During 2003, the Plan had the following transactions relating to common stock of The Coca-Cola Company:

                             Shares          Fair Value        Realized Gain
                             ------          ----------        -------------

Purchases                  1,520,729       $  66,619,240                   -
Sales                      2,752,053       $ 122,930,817        $ 49,934,069
Dividends Received                 -       $  18,039,427                   -

In addition, the Plan held the following investments in common stock of The Coca-Cola Company:

                             Shares          Fair Value
                             ------          ----------
December 31, 2003         21,321,804       $ 1,082,081,553
December 31, 2002         22,553,128       $   988,729,132

The Plan's investments in the Retirement Preservation Trust, Government Fund, Small Cap Index Fund, Aggregate Bond Index Fund, International Index Fund, Basic Value Fund, Small Cap Value Fund, Fundamental Growth Fund, Long-Term Growth Fund, All-Equity Fund, and Growth and Income Fund, and Cash Management Account are managed by Merrill Lynch Investment Managers. Merrill Lynch Trust Company is the Trustee as defined by the Plan and, therefore, the transactions in these funds qualify as party-in-interest.

Note 7 - Income Tax Status
--------------------------

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986 (the "IRC") and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. On January 31, 2002, the Plan administrator filed a request with the Internal Revenue Service for a new determination letter. In response to this request, the Plan administrator obtained a determination letter dated March 25, 2003, in which the Internal Revenue Service stated that the Plan, as designed at the time of filing the request, was in compliance with the applicable requirements of the IRC. The Plan has been amended subsequent to filing the request. However, the Plan administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

                        THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN
                                    EIN: 58-0628465 PN: 002

                Schedule H, line 4i - Schedule of Assets (Held at End of Year)
                                       December 31, 2003


                                        (c)  Description of investment
       (b) Identity of issue,                  including maturity date,
         borrower, lessor or                  rate of interest, collateral,                                           (e) Current
(a)         similar party                        par, or maturity value                           (d) Cost                value**
---    ----------------------           -----------------------------------                       --------             ----------


     SHORT-TERM INVESTMENTS:


 *   Merrill Lynch Investment Managers      122,875,844 units of Retirement Preservation Trust    $ 122,875,844     $    122,875,844

 *   Merrill Lynch Investment Managers      8,357,730 units of Government Fund                        8,357,730            8,357,730

 *   Merrill Lynch Investment Managers      183,359 units of Cash Management Account                    183,359              183,359
                                                                                                  -------------     ----------------
        Total Short-Term Investments                                                                131,416,933          131,416,933
                                                                                                  -------------     ----------------

     COMMON STOCK:

 *   The Coca-Cola Company                  21,321,804 shares of common stock                       523,186,559        1,082,081,553

     MUTUAL FUNDS:

     AIM Advisors, Inc.                     504,280 units of Blue Chip Fund                           5,513,184            5,647,932

     Ariel Capital Management, Inc.         336,143 units of Premier Bond Fund                        3,538,932            3,485,800

     Barclay's Global Investors             5,502,385 units of S&P 500 Stock Fund                    99,686,209          103,940,061


     Calvert Asset Management Co., Inc.     838,203 units of Income Fund                             14,303,958           14,299,745

     Davis Selected Advisers, L.P.          696,311 units of Venture Fund                            16,891,678           19,162,476

     Delaware Management Company            664,303 units of Delaware Trend Fund                     11,135,426           12,528,757

     The Dreyfus Corporation                76,159 units of Premier Third Century Fund                  606,324              597,845

     Federated Global Investment Mgt. Corp. 56,065 units of International Equity Fund                   750,402              863,963

     Fidelity Investments                   337,780 units of Advisor Diversified International Fund   4,503,888            5,340,294

     ING Investments, LLC                   614,822 units of International Value Fund                 7,850,713            9,289,968



 *   Party-in-interest

 ** Current value is equivalent to contract value for all Guaranteed Investment Contracts.


                        THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN
                                    EIN: 58-0628465 PN: 002

                Schedule H, line 4i - Schedule of Assets (Held at End of Year)
                                       December 31, 2003


                                        (c) Description of investment
       (b) Identity of issue,                 including maturity date,
         borrower, lessor or                 rate of interest, collateral,                                            (e) Current
(a)       similar party                         par, or maturity value                            (d) Cost                value**
---    ----------------------           ----------------------------------                        --------             ----------

     MUTUAL FUNDS (CONTINUED):

     ING Investments, LLC                   156,719 units of International Small Cap Fund             3,730,528           4,250,231

 *   Merrill Lynch Investment Managers      4,249,305 units of Long-Term Growth Fund                 35,218,298          35,524,194

 *   Merrill Lynch Investment Managers      1,414,193 units of All-Equity Fund                       10,796,692          11,073,127

 *   Merrill Lynch Investment Managers      1,041,903 units of Growth and Income Fund                 9,136,108           9,168,743

 *   Merrill Lynch Investment Managers      552,038 units of Small Cap Index Fund                     5,806,766           6,657,580

 *   Merrill Lynch Investment Managers      998,880 units of Aggregate Bond Index Fund               10,762,495          10,897,783

 *   Merrill Lynch Investment Managers      289,765 units of International Index Fund                 2,392,334           2,778,843

 *   Merrill Lynch Investment Managers      486,919 units of Basic Value Fund                        13,388,030          14,880,234

 *   Merrill Lynch Investment Managers      798,904 units of Small Cap Value Fund                    17,472,308          20,587,749

 *   Merrill Lynch Investment Managers      577,139 units of Fundamental Growth Fund                  9,624,580           9,557,427

     Pacific Investment Mgt. Co. (PIMCO)    362,581 units of Small Cap Fund                           8,703,512           9,086,266

     Pacific Investment Mgt. Co. (PIMCO)    1,216,551 units of Total Return Fund                     12,991,907          13,029,263

     Pioneer Investment Management, Inc.    109,533 units of Pioneer Fund                             4,065,181           4,162,236

     Pioneer Investment Management, Inc.    208,146 units of Small Company Fund                       2,898,257           3,088,889
                                                                                                  -------------     ---------------
        Total Mutual Funds                                                                          311,767,710         329,899,406
                                                                                                  -------------     ---------------



 *   Party-in-interest

 ** Current value is equivalent to contract value for all Guaranteed Investment Contracts.


                        THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN
                                    EIN: 58-0628465 PN: 002

                Schedule H, line 4i - Schedule of Assets (Held at End of Year)
                                       December 31, 2003


                                        (c) Description of investment
       (b) Identity of issue,                 including maturity date,
         borrower, lessor or                 rate of interest, collateral,                                            (e) Current
(a)       similar party                         par, or maturity value                            (d) Cost                value**
---    ----------------------           ----------------------------------                        --------             ----------

     GUARANTEED INVESTMENT CONTRACTS:

     Union Bank of Switzerland              7.05%   annual interest, due 6/1/2004                     4,020,052            4,020,052

     Westdeutsche Landesbank                7.09%   annual interest, due 12/18/2004                     686,937              686,937
                                                                                                  -------------     ----------------
        Total Guaranteed Investment Contracts                                                         4,706,989            4,706,989
                                                                                                  -------------     ----------------

     PARTICIPANTS' LOANS:

     Loans to Participants                  Loans with interest rates ranging from
                                              4.0% to 11.5%                                                   -          17,602,680
                                                                                                  -------------     ---------------
     TOTAL ASSETS (HELD AT END OF YEAR)                                                           $ 971,078,191     $ 1,565,707,561
                                                                                                  =============     ===============


 *   Party-in-interest

 ** Current value is equivalent to contract value for all Guaranteed Investment Contracts.

                                              13

                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN
                             EIN: 58-0628465 PN: 002

            Schedule H, line 4j - Schedule of Reportable Transactions
                      For the Year Ended December 31, 2003


             (b) Description of
                 asset (include                                        (f) Expense                  (h) Current value
(a) Identity     interest rate and                                         incurred                     of asset on
    of party     maturity in case  (c) Purchase  (d) Selling (e) Lease     with        (g) Cost of      transaction    (i) Net gain
    involved     of a loan)            price         price       rental    transaction     asset        date               or (loss)
    --------     -----------------     --------      -------     ------    -----------     -------      -------------      ---------


CATEGORY (iii) -  ANY TRANSACTIONS WITHIN THE PLAN YEAR INVOLVING SECURITIES OF THE SAME ISSUE IF WITHIN THE PLAN YEAR ANY
                  SERIES OF TRANSACTIONS AGGREGATE TO MORE THAN 5% OF THE CURRENT VALUE OF PLAN ASSETS AT JANUARY 1, 2003.

The Coca-Cola
 Company         Common stock        $29,757,504        -           -     $40,757         $29,798,261   $29,798,261            -

The Coca-Cola
 Company         Common stock               -      $49,558,963      -     $66,569         $29,449,714   $49,625,532     $20,175,818


THERE WERE NO CATEGORY (i), (ii) OR (iv) REPORTABLE TRANSACTIONS DURING THE YEAR ENDED DECEMBER 31, 2003.


Note: Participant-directed transactions are not required to be reported on this schedule. Therefore, the above transactions represent nonparticipant-directed transactions only.

                                              14

                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    THE COCA-COLA COMPANY
                                    THRIFT & INVESTMENT PLAN
                                        (Name of Plan)



                                    By: /s/ Barbara S. Gilbreath
                                        ------------------------
                                        Barbara S. Gilbreath
                                        Member, The Coca-Cola Company
                                         Benefits Committee



Date: June 28, 2004


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                                  EXHIBIT INDEX



Exhibit No.                         Description
-----------                         -----------

   23                Consent of Independent Auditors